Exhibit 12.1

NSTAR Electric Company

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended September 30, 2011

(in thousands)

Net income from continuing operations	$244,182
Less: equity income from investees	1,105
Plus: distributed income of equity investees	702
Income taxes	159,290
Fixed charges (including securitization certificates)	76,156

Total	$479,225

Interest expense	$69,752
Interest component of rentals (estimated as one-third of rental expense)	6,404

Total	$76,156

Ratio of earnings to fixed charges	6.29